AMERICA MOVIL'S THIRD QUARTER OF 2002 FINANCIAL AND OPERATING REPORT

Mexico City, October 15th, 2002 - America Movil, S.A. de C.V. ("America Movil") [BMV: AMX] [NYSE: AMX] [NASDAQ: AMOV] [LATIBEX: XAMXL], announced today its financial and operating results for the third quarter of 2002.

The number of wireless subscribers of America Movil rose to 29.9 million at the end of the third quarter and that of fixed wirelines to 771 thousand. Net subscriber additions totaled just over one million in the quarter and 3.9 million year-to-date.

America Movil's revenues came in at 15.5 billion pesos in the third quarter, including those of Telecom Americas, which as of this quarter are being consolidated in America Movil. Through September, total revenues were 40.5 billion pesos, up 27.9% year-on-year.

EBITDA, which reached 5.8 billion pesos in the period (equivalent to 37.4% of total revenues), was 60.9% higher than the one registered a year before. Year-to-date EBITDA came in at 14.7 billion pesos.

The company's operating profits stood at 3.1 billion pesos in the period, or 19.8% of revenues, and were up 28.5% from the previous year. Operating profits totaled 8.7 billion pesos in the nine months to September.

Net income for the period was 256 million pesos, with the year-to-date figure rising to nearly 2.0 billion pesos.

America Movil generated 2.8 billion pesos in free cash flow during the quarter. Practically all the operations had a positive free cash flow in the period. Capital expenditures are on track with the original budget for the year.

In September, America Movil prepaid, at a discount, non-interest bearing notes owed to Bell Canada International in the amount of 50 million dollars, thereby reducing to 170 million dollars the amount of outstanding notes.

Telcel launched its new GSM network in Mexico, covering the main 56 cities. International roaming under GSM and various data-based services will now be available through Telcel GSM.
America Movil Fundamentals

	Jan-Sep 02	3Q02	2Q02
EPS (Mex$ Cents)*	15.1	2.0	1.5
Earnings per ADR (US$ Cents)	31.6	4.0	3.0
Exchange Rate Mex$ / US$***	9.6	9.9	9.6
Net Income (millions of Mex$)	1,951	256	191
EBITDA (millions of Mex$)	14,734	5,772	4,949
EBIT (millions of Mex$)	8,722	3,060	3,194
Shares Outstanding	12,933,389,424	12,933,389,424	13,089,989,474
ADRs Outstanding**	646,669,471	646,669,471	654,499,474
* Net Income / Total Shares outstanding
** 20 Shares per ADR
*** period average

Relevant Events

October 1st was the date for the commercial launching of Telcel's GSM services, with GPRS services available immediately. Mexico's main 56 cities already have GSM coverage; it is expected that by the end of this year GSM will be available in 67 cities. International roaming will be available through a number of wireless operators practically in any country in which GSM coverage is available.

America Movil was awarded a license to operate PCS services in Nicaragua. The license cost seven million dollars.

America Movil's Subsidiaries & Affiliates as of September 2002
Subsidiaries
Country	Company	Business	Equity Participation	Consolidation Method
- Mexico	Telcel	wireless	100.0%	Global Consolidation Method
- Guatemala	Telgua	wireless, wireline	94.4%	Global Consolidation Method
- Ecuador	Conecel	wireless	80.6%	Global Consolidation Method
- Colombia	Comcel(4)	wireless	95.7%	Global Consolidation Method
- U.S.A.	Tracfone	wireless	97.8%	Global Consolidation Method
- Argentina	Techtel	broadband, wireline	60.0%	Equity Method

	Telecom Americas		96.5%(1)	Global Consolidation Method
- Brazil	ATL	wireless	100.0%(3)	Global Consolidation Method
- Brazil	Telet(2)	wireless	76.1% (3)	Global Consolidation Method
- Brazil	Americel(2)	wireless	75.4% (3)	Global Consolidation Method
- Brazil	Tess	wireless	100.0%(3)	Global Consolidation Method

Affiliates
Country	Company	Business	Equity Participation	Consolidation Method
- U.S.A	CompUSA	other	49.0%	Equity Method
- U.S.A	Telvista	other	44.2%	Equity Method
(1) Equity Participation represents the percentage owned by America Movil. The percentage includes capital contributions in process of being formalized.
(2) Stake of Telet and Americel will reach 81% subject to approval by ANATEL.
(3) Equity participation of Telecom Americas, not America Movil.
(4) Comcel holds directly 36.6% of Occel and America Movil holds indirectly 60.8% of Occel.

Subscribers

With more than one million net subscriber gains in the third quarter, the number of America Movil's wireless subscribers reached 29.9 million at the end of September; substantially all of them (29 million) were equity subscribers. The latter increased by almost 2.3 million in the period, reflecting the greater interest that America Movil now has in Telecom Americas.

Telcel's subscriber base rose by 587 thousand in the quarter, to 19.4 million, a gain of almost 30% over 12 months. Net subscriber additions this quarter were lower due to seasonal factors and a relatively weak economy.

Continuing with its positive trend, Conecel in Ecuador has shown the best subscriber growth in relative terms among America Movil's wireless companies. With 773 thousand subscribers, Conecel's subscriber base has grown 18% this quarter and 92% on an annual basis, with net gains of 120 thousand in the quarter. Comcel, the Colombian subsidiary, reached 2.6 million customers in September, having obtained 212 thousand net subscriber additions in the third quarter; year over year, its subscriber base has grown just over 60%. Sercom, in Guatemala, also showed great dynamism in the third quarter: its net subscriber additions, 52 thousand, were more than 30% higher than in the previous quarter, and brought its subscriber base to 552 thousand clients. On an annual basis, Sercom's subscribers have grown by 55%.

America Movil's Brazilian subsidiary, Telecom Americas, registered a 57 thousand increase in subscribers in the period, to 4.8 million. This marks a deceleration in the rate of subscriber growth, mainly caused by the economic and political uncertainty surrounding Brazil-which has resulted in a noticeable slowdown in economic activity-and by a more competitive environment in the region.

At the end of September, Telgua had 771 thousand fixed wirelines in addition to the wireless subscribers of its subsidiary Sercom.
Wireless Subscribers as of September 2002
Thousands
	Total (1)						Equity (3)
Country	Company	3Q02	2Q02	Var.%(2)	3Q01	Var.%(2)	3Q02	2Q02	Var.%(2)	3Q01	Var.%(2)

- Mexico	Telcel	19,351	18,764	3.1%	14,976	29.2%	19,351	18,764	3.1%	14,976	29.2%
- Guatemala	Sercom(4)	552	500	10.4%	357	54.5%	521	472	10.4%	332	56.8%
- Ecuador	Conecel	773	653	18.4%	402	92.4%	623	526	18.4%	251	148.1%
- Colombia	Comcel	2,577	2,365	9.0%	1,603	60.7%	2,466	2,263	9.0%	0	n.a.
- U.S.A.	Tracfone	1,833	1,837	-0.2%	1,852	-1.0%	1,793	1,797	-0.2%	1,811	-1.0%
		25,086	24,119	4.0%	19,190	30.7%	24,754	23,822	3.9%	17,370	42.5%

Telecom Americas*
- Brazil	ATL	2,000	1,997	0.2%	1,830	9.3%	1,930	1,334	44.7%	1,242	55.5%
- Brazil	Telet	970	927	4.6%	682	42.3%	712	471	51.0%	236	201.7%
- Brazil	Americel	748	713	4.8%	524	42.8%	544	359	51.4%	180	202.8%
- Brazil	Tess	1,101	1,125	-2.1%	1,005	9.6%	1,062	751	41.4%	457	132.4%
		4,819	4,762	1.2%	4,040	19.3%	4,249	2,916	45.7%	2,691	57.9%

Total(5)		29,905	28,881	3.5%	23,230	28.7%	29,003	26,737	8.5%	20,062	44.6%
* Starting in July 2002, Telecom Americas is part of AMX's subsidiaries.
(1) Includes total subscribers of all companies in which America Movil holds an economic interest.
(2) Variations from 3Q02 with respect to the relevant quarters.
(3) Includes total subscribers weighted by the economic interest held in each company.
(4) Fixed line subscribers of Telgua stand at 771,144. If included in total subscribers, it adds up to 30,676 thousand customers.
(5) 2001 figures do not include CCPR's subscribers and equity subscribers include Comcel as part of Telecom Americas.

America Movil Consolidated Results

America Movil's revenues surpassed 15 billion pesos in the third quarter, reflecting among other things the consolidation of Telecom Americas' results in America Movil's beginning in July. In the nine months to September, revenues totaled over 40 billion pesos, up 27.9% over the previous year. Excluding Telecom Americas, America Movil's revenues (13.9 billion pesos) were up 5.6% in the quarter and 23.0% on the year to date accumulated.

The expansion of revenues was broadly based: practically all the operations registered significant quarter-on-quarter increases in service revenues.

At 37.4% of revenues, EBITDA had a strong showing in the quarter: 5.8 billion pesos, over 60% higher than the previous year's. Operating profits stood at 3.1 billion pesos, nearly 30% more than a year before. All the operations showed an important improvement in their EBITDA margins relative to the previous quarter: noteworthy among them was Telecom Americas, whose EBITDA margin shot up from 27.8 to 36.4%.

A net profit of 256 million pesos was obtained in the quarter once financial costs and taxes are taken into account, bringing the year's total to nearly 2.0 billion pesos, almost 3 times greater than the one observed a year before. Net interest expenses amounted to 742 million pesos in the first nine months. The foreign exchange losses incurred in the third quarter reflect the devaluation of most Latin American currencies, including the Mexican peso, relative to the U.S. dollar.

America Movil's Income Statement (in accordance with Mexican GAAP)
Millions of Constant Mex$ as of September 30, 2002
	3Q02	3Q01	Var.%	Jan-Sep 02	Jan-Sep 01	Var.%

Service Revenues	13,665	10,168	34.4%	35,986	29,441	22.2%
Equipment Revenues	1,776	808	119.9%	4,516	2,224	103.1%
Total Revenues	15,442	10,976	40.7%	40,502	31,665	27.9%

Cost of Service	3,770	2,704	39.4%	9,322	7,823	19.2%
Cost of Equipment	3,006	1,935	55.4%	7,639	5,753	32.8%
Selling, General & Administrative Expenses	2,894	2,751	5.2%	8,807	8,789	0.2%
Total Costs and Expenses	9,670	7,390	30.9%	25,768	22,365	15.2%

EBITDA	5,772	3,586	60.9%	14,734	9,299	58.4%
% of Total Revenues	37.4%	32.7%		36.4%	29.4%

Depreciation & Amortization	2,711	1,206	124.9%	6,012	3,532	70.2%

EBIT	3,060	2,380	28.5%	8,722	5,767	51.2%
% of Total Revenues	19.8%	21.7%		21.5%	18.2%

Net Interest Expense	406	67	nm	742	-455	263.0%
Other	1,475	98	nm	1,517	961	57.8%
Comprehensive Financing Cost (Income)	1,881	166	nm	2,258	506	346.2%

Other Income and Expenses	-121	157	-176.9%	-66	412	-116.1%
Income & Deferred Taxes	1,245	582	114.0%	2,840	1,495	90.0%
Net Income before Minority Interest and Equity	55	1,476	-96.3%	3,690	3,355	10.0%
Participation in Results of Affiliates

minus

Equity Participation in Results of Affiliates	-144	1,167	-112.3%	1,850	2,845	-35.0%
Minority Interest	-57	-69	17.5%	-110	-172	35.7%

Net Income	256	377	-32.2%	1,951	682	186.2%

*nm = not meaningful

In all, America Movil generated a free cash flow of 2.8 billion pesos in the quarter, after capital expenditures that have proceeded as planned in the budget. The cash flow was directed towards the reduction of its debt and the purchase of shares.

The net debt position of America Movil increased to 38.6 billion pesos, reflecting the consolidation of Telecom America's debt and the new amounts owed to Bell Canada International on account of the purchase of its interest in Telecom Americas. However, as can be seen in the table below, there has been a considerable reduction in the aggregate debts of America Movil and Telecom Americas, from a total of 5.7 billion dollars-equivalent at the end of 2001 to 4.3 billion dollars at the close of September. Furthermore, the term structure of such debt has been visibly improved, with the proportion of short term debt falling from 41.3% to 19.7% in the period.

DEBT*
America Movil and Telecom Americas
Millions of US$ Equivalent
	Sep-02	Jun-02	Mar-02	Dec-01

America Movil (1)	4,328	3,476	3,038	2,449
Telecom Americas	-	1,063	2,483	3,294
Total (2)	4,328	4,539	5,521	5,743

Short Term %	19.7%	30.4%	39.2%	41.3%
Long Term %	80.3%	69.6%	60.8%	58.7%
* Refers to third party financial debt
(1) Includes $170 million dollars of non-interest bearing notes owed to BCI
(2) In September Telecom Americas' debt is consolidated in America Movil's debt

The consolidation of Telecom Americas brought about some significant changes in the balance sheet of America Movil, increasing the value of plant and equipment by 6.4 billion pesos, that of goodwill by 1.5 billion pesos and the one of licenses by 9.4 billion pesos and reducing that of investments in affiliates by 18.6 billion pesos. A reduction in equity in the amount of 12.8 billion pesos came about as a result of: 1) a translation effect, given that Telecom Americas' investments in Brazil are denominated in dollars but the operating companies' assets are denominated in reais; and 2) the incorporation of accumulated losses that Telecom Americas carried on its books and which had not been reflected before in America Movil's balance sheet, since Telecom Americas' results were incorporated in America Movil's through the equity method.
BALANCE SHEET
America Movil Consolidated
Millions of Constant Mex$ as of September 30, 2002
	Sep-02	Dec-01	Var.%		Sep-02	Dec-01	Var.%

Current Assets				Current Liabilities
Cash & Securities	5,530	12,584	-56.1%	Short Term Debt*	10,921	6,599	65.5%
Accounts Receivable	4,383	3,973	10.3%	Accounts Payable	9,542	9,751	-2.1%
Other Current Assets	4,468	2,918	53.1%	Other Current Liabilities	4,036	2,549	58.3%
Inventories	2,276	3,449	-34.0%		24,498	18,899	29.6%
	16,658	22,925	-27.3%

Long-Term Assets
Plant & Equipment	52,845	42,290	25.0%
Investments in Affiliates	6,011	24,767	-75.7%	Long-Term Liabilities
				Long Term Debt	33,108	15,365	115.5%
Deferred Assets				Other Long-Term Liabilities	2,099	3,801	-44.8%
Goodwill (Net)	10,695	4,183	155.7%		35,207	19,166	83.7%
Licenses (Net)	13,317	2,506	431.4%
Brands and Patents	6,451	n.a.	n.a.
Deferred Assets	1,386	824	68.2%	Shareholder's Equity	47,657	59,430	-19.8%

Total Assets	107,363	97,495	10.1%	Total Liabilities and Equity	107,363	97,496	10.1%
* Includes current portion of Long Term Debt and 170 million dollars in non-interest-bearing notes owed to BCI.

Telcel

Telcel's revenues in the third quarter, 10.3 billion pesos, were up nearly 6% sequentially, with service revenues rising 5.0%. For the first nine months of the year, Telcel's revenues totaled almost 30 billion pesos, 19.2% more than a year before. ARPUs continued their upward trend, increasing by 2.0% and 0.9% in the case of prepaid and contract subscribers respectively.

EBITDA rose 8.6% quarter over quarter (after adjusting for the release of the first quarter tax-related reserve) and 29.0% annually, to just over 4 billion pesos, bringing the year-to-date figure to 11.2 billion pesos. Telcel's EBITDA margin hit 39.3% in the quarter-nearly three percentage points more than a year before-and 38.4% in the nine months to September.

The increase in the EBITDA margin reflects both the steady increase in revenues and the containment of costs and expenses, and took place in spite of an increase in the churn rate. The quarter's churn rate reflects a certain spillover of subscriber disconnections from the second quarter into the third quarter, resulting in a lower than expected churn rate in the second quarter but a higher one in the third quarter, which to some extent is a consequence of the relatively weak economic activity in Mexico.
INCOME STATEMENT (in accordance with Local GAAP)
Telcel
Millions of Constant Mex$ as of September 30, 2002
	3Q02	3Q01	Var.%	Jan-Sep 02	Jan-Sep 01	Var.%

Service Revenues	9,047	7,984	13.3%	25,751	22,793	13.0%
Equipment Revenues	1,263	655	92.9%	3,450	1,699	103.0%
Total Revenues	10,310	8,638	19.4%	29,201	24,492	19.2%

Cost of Service	2,616	2,040	28.2%	6,671	5,737	16.3%
Cost of Equipment	1,968	1,301	51.3%	5,417	4,157	30.3%
Selling, General & Administrative Expenses	1,673	2,156	-22.4%	5,893	5,804	1.5%
Total Costs & Expenses	6,256	5,497	13.8%	17,981	15,697	14.5%

EBITDA	4,054	3,142	29.0%	11,221	8,795	27.6%
%	39.3%	36.4%		38.4%	35.9%

Depreciation & Amortization	1,006	633	58.8%	2,730	1,915	42.5%

EBIT	3,049	2,508	21.5%	8,491	6,879	23.4%
%	29.6%	29.0%		29.1%	28.1%

On a quarterly basis, the operating profit increased by 7%, to 3 billion pesos (also adjusting for the reserve that was released in the previous quarter) or 29.6% of revenues. Through September, Telcel had generated an operating profit of 8.5 billion pesos, equivalent to 29.1% of revenues and 23.4% higher than the one registered a year before.

Telcel's Operating Data

	3Q02	2Q02	Var. %*	3Q01	Var. %*
Licensed Pops (millions)	101	101	0.4%	97	4.5%
Subscribers (thousands)	19,351	18,764	3.1%	14,976	29.2%
Postpaid	1,304	1,260	3.5%	1,100	18.5%
Prepaid	18,047	17,504	3.1%	13,876	30.1%
MOU	67	67	0.3%	72	-6.5%
Postpaid	317	313	1.3%	278	13.7%
Prepaid	49	49	-0.4%	55	-10.4%
ARPU (Mex$)**	157	154	1.5%	181	-13.4%
Postpaid	934	926	0.9%	914	2.2%
Prepaid	101	99	2.0%	121	-16.8%
Churn (%)	3.7%	3.0%		2.83%
Headcount	7,958	7,934	0.3%	7,437	7.0%
* Percentage change of 3Q02 relative to 2Q02 and 3Q01
** ARPUs excluding equipment revenues.
Notes
1) ARPU US$ = 16, 16 and 19 for the 3Q02, 2Q02 and 3Q01, respectively.
2) Postpaid ARPU US$ = 94, 96 and 98 for the 3Q02, 2Q02 and 3Q01, respectively.
3) Prepaid ARPU US$ = 10, 10 and 13 for the 3Q02, 2Q02 and 3Q01, respectively.
4) Churn = quarterly in monthly basis.

On October 1st, Telcel officially launched its GSM services in Mexico, covering the countries' 56 main cities. The company expects its GSM coverage to extend, towards the end of the year, to a total of 67 cities.

The range of services offered with this new technology will be available for both prepaid and postpaid subscribers, including national and worldwide roaming services (which will ultimately be available in those countries where there is GSM coverage) and a number of data- based services, including GPRS.

Telgua

Rapid subscriber growth in the wireless sector, as the number of subscribers increased by 52 thousand in the third quarter, helped bring about an increase of 4% in service revenues and 3% in total revenues, to 109 and 113 million dollars, respectively, on a secuential basis. Through September Telgua's revenues totaled 334 million dollars.
INCOME STATEMENT (in accordance with Local GAAP)
Telgua
Millions of Constant US$ as of September 30, 2002
	3Q02	3Q01	Var.%	Jan-Sep 02	Jan-Sep 01	Var.%

Service Revenues	109	113	-3.3%	322	328	-1.8%
Equipment Revenues	4	7	-37.8%	11	11	0.9%
Total Revenues	113	119	-5.2%	334	340	-1.8%

Cost of Service	12	13	-6.5%	29	34	-14.2%
Cost of Equipment	10	10	-2.9%	24	28	-14.1%
Selling, General & Administrative Expenses	32	29	9.1%	95	94	2.0%
Total Costs & Expenses	54	52	2.9%	148	155	-4.4%

EBITDA	59	67	-11.5%	186	185	0.5%
%	52.4%	56.2%		55.6%	54.4%

Depreciation & Amortization	28	24	16.6%	82	71	16.7%

EBIT	31	43	-27.5%	103	114	-9.6%
%	27.3%	35.7%		30.9%	33.6%

In spite of the increase in revenues, both EBITDA and operating profits were roughly flat on the quarter, partly as a result of the rapid subscriber growth and its impact on acquisition costs. Year-to-date, Telgua has generated 186 million dollars in EBITDA (55.6% of revenues) and 103 million dollars in operating profits (a 30.9% margin).
Sercom's Operating Data

	3Q02	2Q02	Var. %*	3Q01	Var. %*
Licensed Pops (millions)	12	12	0.3%	12	1%
Subscribers (thousands)	552	500	10.4%	357	55%
Postpaid	51	46	11.1%	60	-15%
Prepaid	501	454	10.3%	297	69%
MOU	227	220	3.3%	218	4%
Postpaid	447	380	17.7%	248	81%
Prepaid	206	202	1.6%	207	0%
ARPU (US$)	13	14	-1.6%	16	-17%
Postpaid	38	40	-5.3%	34	12%
Prepaid	11	11	1.9%	12	-9%
Churn (%)	1.6%	0.6%		2.0%
Headcount	393	372	5.6%	340	16%
* Percentage change of 3Q02 relative to 2Q02 and 3Q01

Comcel

As of the end of September, Comcel's subscriber base had grown by 60.7% year-on-year and by 9% relative to the preceding quarter, surpassing the 2.5 million subscriber mark.

Service revenues were up by 14.2% relative to the previous quarter and 74.6% annually, to 253 billion Colombian pesos, as the levels of traffic increased alongside the number of subscribers and the company promoted new plans and services, including various data-based services. Postpaid and prepaid ARPUs rose by 4.8% and 15.1% in the quarter. Revenues totaled 268 billion Colombian pesos in the third quarter and 723 billion Colombian pesos in the first nine months of the year, the year-to-date figure being nearly 60% higher than in the same period of 2001.
INCOME STATEMENT (in accordance with US GAAP)
Comcel
Billion of Constant COP$ as of September 30, 2002
	3Q02	3Q01	Var. %	Jan-Sep 02	Jan-Sep 01	Var. %

Service Revenues	253	145	74.6%	674	415	62.3%
Equipment Revenues	15	17	-12.4%	49	44	11.7%
Total Revenues	268	162	65.3%	723	459	57.4%

Cost of Service	46	25	83.7%	126	84	49.1%
Cost of Equipment	70	38	86.8%	180	114	57.3%
Selling, General & Administrative Expenses	63	56	11.8%	191	163	17.5%
Total Costs & Expenses	179	119	50.6%	497	361	37.5%

EBITDA	89	43	105.8%	226	98	131.1%
%	33.1%	26.6%		31.3%	21.3%

Depreciation & Amortization	62	43	44.7%	173	139	24.5%

EBIT	27	0	nm	53	-41	227.1%
%	10.1%	0.3%		7.3%	-9.0%
Exchange Rates CoP$/US$ End of Period and Avg. 3Q02: $ 2,836.6908 and $ 2,729.8834, respectively.
*nm = not meaningful

Lower subscriber growth in the quarter and effective cost control policies have led to a reduction in SG&A expenses (-9.2%) and a less rapid increase of total costs relative to that of revenues. As a result, the EBITDA margin rose by 2.2 percentage points in the quarter, to 33.1%. EBITDA added up to 89 billion Colombian pesos in the quarter and 226 billion Colombian pesos through September, the latter more than doubling that registered during the same period of 2001.

The operating profit stood at 27 billion Colombian pesos in the third quarter, rising by 62% relative to the previous one; a year before the operations were just breaking even. Accumulated operating profits to September reached 53 billion Colombian pesos; in 2001 there was a loss of 41 billion Colombian pesos over the same interval.
Comcel's Operating Data

	3Q02	2Q02	Var. %*	3Q01	Var. %*
Licensed Pops (millions)	35	34	0.4%	34	1.8%
Subscribers (thousands)	2,577	2,365	9.0%	1,603	60.7%
Postpaid	755	658	14.9%	348	116.9%
Prepaid	1,822	1,707	6.7%	1,255	45.1%
MOU	77	77	-0.5%	80	-4.6%
Postpaid	228	242	-5.9%	301	-24.4%
Prepaid	16	17	-7.2%	17	-9.6%
ARPU (COP$)	37,279	32,591	14.4%	33,129	12.5%
Postpaid	90,115	86,022	4.8%	102,578	-12.2%
Prepaid	15,971	13,878	15.1%	13,323	19.9%
Churn (%)	1.8%	2.0%		1.8%
Headcount	1,237	1,221	1.3%	1,198	3.3%
* Percentage change of 3Q02 relative to 2Q02 and 3Q01

Conecel

As of the end of September, America Movil's Ecuadorian company reached 773 thousand subscribers, displaying the best subscriber growth rate among America Movil's subsidiaries: 18.4% sequentially and 92.4% year-on-year.

The rapid subscriber growth has been accompanied by important revenue increases: at 32 million dollars in the quarter, total revenues were up 9.6% sequentially and 62.1% on an annual basis. In the nine months to September, Conecel's revenues were 88 million dollars, 59% higher than those registered the previous year.
INCOME STATEMENT (in accordance with Local GAAP)
Conecel
Millions of Constant US$ as of September 30, 2002
	3Q02	3Q01	Var.%	Jan-Sep 02	Jan-Sep 01	Var.%

Service Revenues	28	18	50.3%	77	51	51.1%
Equipment Revenues	5	1	209.7%	11	4	155.7%
Total Revenues	32	20	62.1%	88	55	58.9%

Cost of Service	5	4	28.8%	13	10	19.8%
Cost of Equipment	5	2	119.0%	13	7	103.9%
Selling, General & Administrative Expenses	11	8	40.2%	31	22	43.6%
Total Costs & Expenses	21	14	51.2%	57	39	47.3%

EBITDA	12	6	86.5%	31	16	86.3%
%	35.5%	30.9%		34.9%	29.7%

Depreciation & Amortization	7	6	12.0%	21	18	13.0%

EBIT	5	0	nm	10	-2	nm
%	14.1%	-0.2%		11.2%	-3.5%
*nm = not meaningful

Conecel's Operating Data

	3Q02	2Q02	Var. %*	3Q01	Var. %*
Licensed Pops (millions)	12	12	0.4%	13	-4%
Subscribers (thousands)	773	653	18.4%	402	92.4%
Postpaid	75	73	2.6%	58	30.1%
Prepaid	698	580	20.4%	344	102.9%
MOU	60	65	-8.1%	72	-16.2%
Postpaid	219	211	3.9%	213	2.8%
Prepaid	42	46	-8.5%	47	-9.8%
ARPU (US$)	12	13	-7.8%	14	-11.2%
Postpaid	47	46	3.5%	47	0.5%
Prepaid	8	9	-6.9%	8	4.3%
Churn (%)	3.3%	2.8%		3.9%
Headcount	904	895	1.0%	884	2.3%
* Percentage change of 3Q02 relative to 2Q02 and 3Q01

Cost control policies are still bringing forth good results, as total costs rose less rapidly than revenues, by 5.0% in the quarter and 51.2% annually, leading to sharp increases in EBITDA: 19.1% quarter-on-quarter (to 12 million dollars) and 86.3% over twelve months. In spite of being the most dynamic company in terms of subscriber growth, Conecel's EBITDA margin stands at around 35%, in both the third quarter and the first nine months of the year.

With an operating profit of 5 million dollars in the period, the year-to-date figure went up to 10 million dollars, which stands in contrast with the net loss observed during the first three quarters of 2001 and goes to show the marked improvement in the results of the Ecuadorian operations.

Tracfone

At the end of September Tracfone's subscriber base totaled 1.8 million, slightly down in the quarter. However, its churn rate continued to come down, from 5.9% to 5.5%. Tracfone has been migrating its subscriber base to digital phones (both TDMA and CDMA) and 30.5% are already digital, up from 20.3% in June.

Total revenues, at 106 million dollars, were also slightly lower (3%) than those registered in the preceding quarter. Year to date revenues stood at 323 million dollars, 2% lower than those of the prior year.
INCOME STATEMENT (in accordance with US GAAP)
TracFone
US$ millions
	3Q02	3Q01	Var.%	Jan-Sep 02	Jan-Sep 01	Var.%

Airtime Revenue	89	105	-15.1%	274	291	-5.9%
Phone Revenue	17	13	29.3%	49	40	22.5%
Total Revenue	106	118	-10.2%	323	331	-2.4%

Airtime Cost	38	43	-12.1%	123	122	0.8%
Phone Cost	37	51	-28.3%	108	150	-28.0%
Gross Profit	31	24	32.2%	92	59	55.7%
Gross Profit - Airtime	51	62	-17.2%	151	169	-10.7%

Selling, General & Administrative Expenses	28	45	-37.6%	89	145	-38.5%
Acquisition Costs	2	2	4.3%	12	30	-61.3%

EBITDA	1	-23	104.5%	-9	-116	92.4%
%	1.0%	-19.8%		-2.7%	-35.0%

Depreciation & Amortization	4	3	22.6%	12	9	40.2%

EBIT	-3	-27	89.3%	-21	-125	83.1%
%	-2.7%	-22.5%		-6.5%	-37.6%
* For comparison purposes certain reclassifications of 2001 amounts have been made to conform to the 2002 financial statement presentation.

** During the third quarter of 2002, the company changed its revenue deferment policy in accordance with audit findings. As part of this adjustment the company deferred an additional 4.4 million during the quarter which affected negatively EBITDA.

Tracfone's Operating Data

	3Q02	2Q02	Var. %*	3Q01	Var. %*
Licensed Pops (millions)	275	275	0.1%	275	0.1%
Subscribers (thousands)	1,833	1,837	-0.2%	1,852	-1.0%
MOU	45	46	-1.7%	42	6.5%
ARPU (US$)	16	17	-4.0%	20	-19.9%
Churn (%)	5.5%	5.9%		6.4%
Headcount	483	451	7.1%	940	-48.6%
* Percentage change of 3Q02 relative to 2Q02 and 3Q01

Nevertheless, the company continued to improve its overall results, with 1.1 million dollars in EBITDA, in stark contrast with the 23 million dollars EBITDA loss registered over the same quarter of 2001. Over the first three quarters, Tracfone registered an EBITDA loss of 9 million dollars, in comparison with a loss of 116 million dollars a year before; the last two quarters Tracfone has generated a positive EBITDA.

Telecom Americas

Telecom Americas' subscriber base stood at 4.8 million at the end of the third quarter, after adding 57 thousand new customers in the period, which represents a slowdown in the companies' net subscriber additions compared to the previous quarter. Among the four operating companies Telet and Americel still managed to grow at around 5% quarter over quarter, above the average of America Movil's subsidiaries. Over the last twelve months, the four Telecom Americas companies added 779 thousand customers, an increase of 19.3% in the number of subscribers.

Total combined revenues amounted to 498 million reais in the quarter, a slight increase compared to the previous quarter and 11.7% better than a year earlier, with service revenues-which expanded by 6.5% sequentially and 16.5% annually-offsetting the reduction in equipment revenues (down 30% sequentially) resulting from less rapid subscriber growth. ARPUs mirrored the increase in service revenues, going up by 7% (blended) in the quarter, in reais terms.

EBITDA in the quarter came in at 181 million reais, almost one third above that of the previous quarter and nearly doubling that of a year before. The EBITDA margin rose to 36.4%, its highest level ever, on the back of the increase in service revenues and the slower subscriber growth. Year-to-date EBITDA reached 476 million reais, a 70% increase year on year, whereas its corresponding margin stood at 32.3%, up 11 percentage points.
INCOME STATEMENT (in accordance with Local GAAP)
Telecom Americas
Millions of Constant R$ as of September 30, 2001
	3Q02	3Q01	Var.%	Jan-Sep 02	Jan-Sep 01	Var.%

Service Revenues	438	376	16.5%	1,270	1,113	14.1%
Equipment Revenues	60	70	-14.1%	203	184	10.5%
Total Revenues	498	446	11.7%	1,473	1,297	13.6%

Cost of Service	114	99	15.5%	336	300	11.8%
Cost of Equipment	86	114	-24.5%	294	291	1.1%
Selling, General & Administrative Expenses	116	137	-15.4%	367	425	-13.6%
Total Costs & Expenses	317	350	-9.6%	997	1,017	-1.9%

EBITDA	181	95	90.4%	476	281	69.7%
%	36.4%	21.4%		32.3%	21.6%

Depreciation & Amortization	162	146	11.2%	478	424	12.8%

EBIT	19	-51	137.1%	-1	-143	99.0%
%	3.8%	-11.4%		-0.1%	-11.0%
Exchange Rates R$/US$ End of Period and Avg. 3Q02: $ 3.8456 and $ 3.4089, respectively.

Telecom Americas generated for the first time an operating profit, 19 million reais, overturning the 22 million reais operating loss registered in the previous quarter. Through September, the companies were practically at a breakeven point.
Telecom Americas' Operating Data

	3Q02	2Q02	Var*	3Q01	Var*
Licensed Pops (millions)	60	60	0.0%	60	0.3%
Subscribers (thousands)	4,821	4,762	1.2%	4,040	19.4%
Postpaid	757	733	3.3%	642	17.9%
Prepaid	4,064	4,029	0.9%	3,397	19.6%
MOU	94	94	-0.7%	108	-13.7%
Postpaid	206	207	-0.5%	210	-2.0%
Prepaid	73	74	-0.9%	89	-17.8%
ARPU (R$)	31	29	7.2%	32	-3.2%
Postpaid	87	75	15.3%	84	3.4%
Prepaid	21	21	1.7%	22	-5.4%
Churn (%)	2.2%	1.5%		1.7%
Headcount	3,610	3,676	-1.8%	3,860	-6.5%
* Percentage change of 3Q02 relative to 2Q02 and 3Q01